Prudential Investment Portfolios, Inc. 15
Prudential High Yield Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of October, 2015, between Prudential Investments LLC (the Manager) and Prudential Investment Management, Inc. (PIM).

WHEREAS the Manager and PIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to increase the subadvisory fee rate pursuant to which the Manager compensates PIM for the services provided by PIM to Prudential High Yield Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.250% on average daily net assets up to and including $250 million;
0.238% on the next $500 million of average daily net assets;
0.225% on the next $750 million of average daily net assets;
0.213% on the next $500 million of average daily net assets;
0.200% on the next $500 million of average daily net assets;
0.188% on the next $500 million of average daily net assets;
0.175% on average daily net assets exceeding $3 billion.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By: _____________________________
[NAME TO COME]